

May 6, 2011

By U.S. Mail and Facsimile to: (866) 353-3167

Thomas M. Lyons
Executive Vice President and Chief Financial Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

> **Re: Provident Financial Services, Inc.**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-31566**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us why you did not file a legality opinion with your automatic shelf registration statement filed on June 23, 2010 (File No. 333-167706). Otherwise, amend your registration statement to include a legality opinion.

Item 1. Business

Regulation and Supervision, page 24

2. You may not qualify this section by reference to the laws and regulations that are described. Please revise to eliminate the qualification and indicate that all material information is discussed. Confirm that you will not qualify this section in future filings.

Item 1A. Risk Factors, page 37

3.   Revise the introductory paragraph to indicate that the most significant factors that make an investment in your securities risky are presented. Revise the risk factors section as necessary. Confirm that in future filings your risk factors section will comply with the requirements of Item 503 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 6 – Loans Receivable and Allowance for Loan Losses, page 84

4.   We note you did not further disaggregate your commercial loan portfolio segment into classes for purposes of providing the disclosures required by ASU 2010-20. Further, we note your disclosure on page 8 that this loan category includes SBA guaranteed loans and guaranteed or assisted loans through various state, county and municipal programs. As SBA loans appear to have significantly different credit risk than general commercial loans, please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether to disclose these loans as a separate class.

5.   We note that your impaired loans increased from $41.1 million to $47.7 million as of December 31, 2009 and December 31, 2010, respectively, and your specific reserves decreased from $12.5 million to $2.3 million over the same period. We note you had $31.9 million in impaired loans for which you had no specific reserves as of December 31, 2010. We further note your disclosure stating that the present value of expected future cash flows or current collateral valuations exceeded the carrying amounts of these loans. To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at December 31, 2010 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

- When the loan was originated;
- When the loan became impaired;
- The underlying collateral supporting the loan;
- The amount of any charge-offs recognized for the loan, as applicable;
- The date and amount of the last appraisal obtained for the underlying collateral;
- The estimated fair value of the underlying collateral at December 31, 2010;
- If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

6.   Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

7.   If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 112

8.   Please note that the term "disclosure controls and procedures" is not defined in Rule 13a-14(c) of the Securities Exchange Act of 1934, as you have referenced in your discussion. Please revise.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

9.   Please revise to disclose the performance metrics for awards granted under your long-term equity incentive plan.

Item 15. Exhibits and Financial Statement Schedules, page 114

10.   Please amend the Form 10-K and file as an exhibit the 2010 Annual Incentive Plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel